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                                                                   Exhibit 99.10


DOW JONES

INTERVIEW WITH SURESH SENAPATY, CHIEF FINANCE OFFICER, WIPRO LIMITED

CORRESPONDENT: About Profit margins: From the last 7 quarters, growth from 31% to 24% and now 22.2%, are you calling it a floor somewhere? Like Infy said that there is a floor. 30%...and they do not give caveats like rupee or otherwise. Is there some such floor, which you would ever think of imagining?

SURESH: Always we have guided on a quarterly basis. And we have always taken the position of saying that we will perform better than the industry. That has been the position so far. The reason why we are a little more specific with time in terms of OM % going forward is because it has come to this kind of level. That may be the valid reason why it has come down.

Still, as a manner of speaking, the delta has been quite large. We thought that while guiding for the next quarter we need to give a feel of what the next quarter operating margin is like. That's why we said that in the absence of the rupee factor, we should be able to do better than what the operating margin of this quarter is.

One is not able to tell for a long term. There are certain feelings, which we have of how it will stand out in terms of the next medium to long term. Not appropriate for us from a company perspective to articulate. Maybe NASSCOM should do it, maybe a research analyst should do it, as to where does the India advantage go given the current situation. Whether you talked about India's USP being the people, the quality, the rupee advantage and the tax holidays. And most of that advantage will continue even if in the short term the rupee were to appreciate. The very fact that there is a premium we commanded on the rupee-dollar, the very fact that India will continue to be a developing economy, and therefore there will inflation rate differential vis-a-vis the US there will be interest rate differential. The rupee has to depreciate in the long term.

CORRESPONDENT: But you don't want to put a floor saying that we will never go below 20% or something like that.

SURESH: Not a question of putting a floor or not. We haven't done that in the past.

CORRESPONDENT: But considering that it has reached such low levels because it has been a steady decline, its not like there is any single quarter in the past six quarters where..

SURESH: True, but some of the behaviors are also abnormal. In the sense that the economy has been seeing a downtrend for a third year in succession. The rupee, fundamentally, cannot be appreciating but is getting into appreciation. And it is not because of the rupee strength but because of the weakness of the dollar. So some of these things are a) beyond your control, b) could be our forecast that there will not be a fourth in consecutive years. How can I say that no, it can never be. I cannot. That's why one is not getting into the territory of declaring a floor.
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CORRESPONDENT: I wanted to confirm. Revenue from IT Services was Rs. 9.255 B for the quarter just gone by. Based on current exchange rates, it comes to about
$200 Mn. For Spectramind, there is no separate revenue given.

SURESH: It includes that.

CORRESPONDENT: OK.

SURESH: We acquired Spectramind in July and showed it as a separate entity segment. Because as an acquisition, money had been paid, people wanted to be sure that Wipro had made the right decision, what is the credit track record of Wipro in taking right decisions on acquisitions, we thought it should be shown separately. But now, it is part of WT because, WT top management gets variable pay based on achievements of profits and topline, not of WT but including WS.

BPO is a horizontal practice. The verticals like Utility, Telecom, FS, etc. have the same targets as that of the BPO and from a horizontal practice Raman Roy owns it and vertical perspective the vertical heads own it.

CORRESPONDENT: This $195 Mn includes Spectramind. Guidance is 210 Mn. It shows about 5% rise on quarter. This seems much lower than industry growth.

SURESH: I am not sure if you have the industry guidance numbers. So far, the guidances that have come, our guidance seems to be much superior in terms of the guidance for Q2 as compared to Q1.

We're not talking about the year; we're talking about the quarter. We are saying that for the year, we will do better than the industry.

CORRESPONDENT: That means there will be a fantastic acceleration in Q3 and Q4.

SURESH: I suppose so. There is an element of back-ended growth tucked in. And in our case, appropriately so since we have made acquisitions. Benefit of the acquisitions will flow apart from the fact that there is a turnaround in the economy that is expected.

CORRESPONDENT: So the Q2 is subdued because of the acquisitions, the interim time space and all that.

SURESH: I won't say subdued, a) the profitability impact is because the Wipro Nervewire bonus and loss-hit would come. Therefore, we thought to articulate it separately, to handle the transparency. We will do it till the March quarter and thereafter fold it into WT and by that time hopefully, it would have turnaround. The point is that you are paying a lot of money to acquire an asset, the asset will take its time to be able to deliver profits. E.g. the GEG practice that we bought from AMS, we acquired it on Jan 1. Jan-Mar we posted a loss of close to Rs. 10 crores. Last quarter, we showed significant profits. Not only, did the loss disappear, we in fact showed profits. Wipro NerveWire at some stage in the next few quarters will show some
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CORRESPONDENT: Now just to review these numbers. Wipro NerveWire showed revenue of Rs119 Mn in the first quarter, but it made an operating loss of how Rs 105 Mn. Could you explain what that was?

SURESH: One is the normal loss, operating loss. The other, the employees, when you hire them, though normally considering the acquisition size includes that, when you do your DCF and IRR calculations because it is linked to their employment which means that they will not get that bonus if they leave the company. We have part of the consideration, structured as the retention bonus. Which means that they will an X amount on the completion of 100 days, Y amount at the completion of one year, and Z amount at the completion of 2 years.

CORRESPONDENT: I don't understand this. Because they are joining Wipro, they get some money?

SURESH: There is an X amount that you have to pay to acquire a company. So part of it is structured as a retention bonus, which to say goes to the employees, saying that if you are completing 100 days under the new management, you will get the next bonus, if you complete 1 year you get Y, if you complete 2 years then you get Z. That is the amount that gets paid over a two-year period, but after that it becomes a normal compensation like all of us. But for the two years, there is additional money that gets paid, which is actually the purchase consideration, but the accounting treatment is a cost.

CORRESPONDENT: So how much is it accrued over the second quarter?

SURESH: We have done only less than 60 days. If there is a 100 day bonus, more than 40 days are remaining to come in this quarter. We have incurred about Rs 105 million losses in the last quarter; we would expect a similar proportional amount to be coming in this quarter as a loss. Because of the retention bonus plus it was not a profit making company - it was a loss making company, so it requires restructuring, requires cost-substitution, requires little synergy generation to be able to make it profitable.

CORRESPONDENT: But some of the clients, which were in the pipeline did not fructify.

SURESH: Yes. In the current quarter, there was an expectation of revenue that we had, versus what we have factored in the 210 million, which is a little lower than what we originally thought, because some of the existing customers that they had and the pipeline that they had, didn't fructify for Q2.

CORRESPONDENT: In the projection, there is this feeling, it doesn't allow one to see the way the various parts of the company are growing, because it suggests that most of the revenues are coming from Spectramind, rather than WT which is the flagship. Why did you decide to consolidate the guidance rather than giving it separate like last time?

SURESH: Like I was saying, because it was an acquisition. For e.g. When you talk of IT Services, you include BPO. You talk about Accenture, you talk about any EDS, IBM, IT Services revenues include BPO revenues. When you talk of the $550 B of global IT
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global market, it includes BPO. When you talk about results from NASSCOM, it includes BPO, though they give the number separately as well.

But typically speaking, you do not say this is my consulting, this is my SI, this is my this much, so BPO becomes a horizontal, which is sold through the verticals, which are like FS, Utility services, Retail services so on and so forth. But, it was important to give a track for the first three quarters, in a highly transparent way, so the investors know the process with which we are acquiring and how we have done. When we acquired the company in July, it had revenue run rate of less than $6.5 Million. Last we did $17.1, and bigger than that number has been tucked in the $210 million of guidance.

They had an operating margin of under 10%, we have got to an operating margin of 23% in the quarter ending March 2003. The headcount was less than 2500, now the headcount is 6500. So there is an expansion in the headcount, expansion in the customer base, expansion in the number of processes from 41 to 55. And also today, 70-80% of the funnel from the company is from Wipro's existing customers. 33% of its revenues are from Wipro's existing customers. From that perspective, there is a lot of value that has been seen in the acquisition of the properties and people have understood that the decision was right. But having done that, having shown them separately, now it gets folded in, as it is an integral part of WT. Similarly, Nervewire, since we have just acquired it, let me show it to you separately for some time.

CORRESPONDENT: You never mentioned any pricing decline figures. Is there any %age...

SURESH: We did mention it. We said that we try to explain, as to how the operating margins have dropped by 3-4%...and the explanation that we gave is
a) About 1.5% is because of the higher proportion of IP and Product sales that we did in Q4 as compared to Q1 that accounted for 1.5%.
b)There is a price realization lower by about 1.6% from our existing customers that is lower rates applied to our customers, mix of business which means lower rate customers giving more business than higher rate customers and some FPP had overruns, and consequently our price realizations will drop.

Combination of these three factors we lost about 1.6%. The contra, and again on the SG&A we lost about 0.4% as you know, last time around. We will continue to grow, because we are moving up the value chain, we will add head count to enhance the skill strength, etc, etc. But the gains that we got are that the Utilization has improved, and has gone up by 3% points, which has contributed to about 1.4% margin. And similarly, we got some little upside on the forex as well, we did not lose any money, on the forex we gained marginally.

CORRESPONDENT: Despite prices falling, why did revenues not rise, because sequentially, it has fallen? In fact it is lower than estimate. (At the Wipro Corporation Level)

SURESH: Sequentially it has fallen, because Wipro Infotech typically does higher sales in Q4 because of the budget related things in govt., etc. There sales are highest in Q4. Their sales are crashed and lower in Q1 and lower again in Q3. Q2 and Q4 are higher
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sales for WI. Therefore, sequentially you will not find it comparable. WT, which is a services business, grows Quarter after quarter. Now, six quarters, we have grown sequentially, on a compounded basis by about 6.7% by volume.

CORRESPONDENT: Is this growth commensurate with the pricing decline?

SURESH: If you look at the Gross Profits, they have gone up. As a %, they have dropped. Which means, we have got better profits from existing and new customers? But like 3-4 things that have happened, like because of the pricing declines, volume growth has taken place, and volume growth gives you the cost plus the incremental thing. So it does not happen overnight, in terms of the increase.

Plus, like we have seen, FPP have gone up. We have to get into more and more new customers, if you see, in the last three years, revenue from new customers is going up, that means you have to acquire newer customers, some of the existing customers disappeared, went down, and therefore we have to acquire new customers. Acquiring new customers would mean more headcount required doing sales, pre-sales, brand promotion, and so on and we are geographically expanded. We are now in the league of getting large deals. Now large deals, haven't fructified in the last 12-18 months. Some of them are getting fizzled out in terms of getting shelved, some of them are getting it done in-house, some of them are getting into smaller projects and getting done. In this flux, costs are being incurred to make sure that you are in the race. Hopefully, when the economy takes off, whenever the customers are seeing the topline coming, they will start spending this money.

CORRESPONDENT: What pricing decline do you see for this quarter?

SURESH: We are going to see a decline in this quarter, but hopefully at a slower pace than what we saw last quarter.

CORRESPONDENT: But it is not ending?

SURESH: We are seeing a little tempering of this pressure. But, can we declare victory that it's gone and therefore tomorrow onwards we will fly and will only go up? No. One can't say with a high level of certainty.

CORRESPONDENT: Thank You.